UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Rubicon Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-4122844
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

900 East Green Street

Bensenville, Illinois 60106

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.   ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:  Not applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.        Description of Registrant’s Securities to be Registered.

Rubicon Technology, Inc., a Delaware corporation (the “Company”), has entered into a Section 382 Rights Agreement, dated December 18, 2017, with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”) in an effort to protect stockholder value by attempting to diminish the risk that the Company’s ability to use its net operating losses (collectively, the “NOLs”) to reduce potential future federal income tax obligations may become substantially limited (the “Tax Benefits”). All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

The Rights Agreement is intended to act as a deterrent to any person acquiring beneficial ownership of 4.9% or more of the Company’s outstanding Common Stock (as defined below) without the approval of the Board of Directors (the “Board”). Stockholders who beneficially own 4.9% or more of the outstanding Common Stock as of the close of business on December 18, 2017 will not trigger the Rights Agreement so long as they do not acquire beneficial ownership of additional shares of Common Stock representing 0.5% or more of the outstanding Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time when they still beneficially own 4.9% or more of the outstanding Common Stock. In addition, the Board retains the sole discretion to exempt any person or group from the penalties imposed by the Rights Agreement.

The Board remains open to all alternatives to maximize stockholder value, and may in its sole discretion exempt a proposed acquisition of Common Stock from the Rights Agreement, including if it determines that the acquisition is in the Company’s best interests, or if it will not jeopardize the tax benefits of the NOLs. The Rights Agreement is not expected to interfere with any merger or other business combination approved by the Board.

The Rights. The Board authorized the issuance of one right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) payable to stockholders of record as of the close of business on January 2, 2018 (the “Record Date”). One Right will also be issued together with each share of our Common Stock issued after January 2, 2018 but before the Distribution Date (as defined below) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”) for a purchase price of $40.00 (the “Purchase Price”). If issued, each one-thousandth of a share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights. A copy of the Certificate of Designation (the “Certificate of Designation”) filed by the Company with the Secretary of State of the State of Delaware on December 18, 2017 to designate the Series A Preferred Stock is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Initial Exercisability. The Rights will not be exercisable until the earlier of (i) ten business days after a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 4.9% or more of outstanding Common Stock (or, in the case of a person that had beneficial ownership of 4.9% or more of the outstanding Common Stock as of the close of business on December 18, 2017, by obtaining beneficial ownership of any additional shares of Common Stock representing 0.5% or more of the shares of Common Stock then outstanding (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of the Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time such person still beneficially owns 4.9% or more of the outstanding Common Stock), and (ii) ten business days (or such later date as may be specified by the Board prior to such time as any person becomes an Acquiring Person) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person (the “Distribution Date”).

Until the Distribution Date, Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will evidence the Rights. Any transfer of shares of Common Stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Rights Agreement (as described below).

Flip-In Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, a number of shares of our Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the Purchase Price. However, Rights are subject to redemption and exchange at the option of the Company (as described below).

Flip-Out Event. In the event that, at any time following a person becoming an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price.

Redemption. At any time until the earlier of December 18, 2020 and ten calendar days following the first date of public announcement that a person has become an Acquiring Person or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or fractional share of Series A Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Preferred Stock Provisions. Each one one-thousandth of a share of Series A Preferred Stock, if issued: (i) will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series), (ii) will entitle holders to preferential cumulative quarterly dividends in an amount per share of Series A Preferred Stock equal to the greater of (a) $1 or (b) 1,000 times the aggregate the dividends, if any, declared on one share of Common Stock, (iii) will entitle holders upon liquidation (voluntary or otherwise) to receive $1,000 per share of Series A Preferred Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, (iv) will have the same voting power as one share of Common Stock, and (v) will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of the Common Stock are exchanged via merger, consolidation, or a similar transaction. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of a Unit of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Expiration. The Rights and the Rights Agreement will expire on the earliest of (i) December 18, 2020, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged in full pursuant to the Rights Agreement, (iv) the date that the Board determines that the Rights Agreement is no longer necessary for the preservation of material valuable Tax Benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward, and (vi) a determination by the Board, prior to the time any Person becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. For so long as the Rights are redeemable, the Board may supplement or amend any provision of the Rights Agreement in any respect without the approval of the holders of the Rights. From and after the time the Rights are no longer redeemable, the Board may supplement or amend the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Agreement which the Company may deem necessary or desirable, but only to the extent that those changes do not impair or adversely affect any Rights holder (other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person or certain of their transferees) and do not result in the Rights again becoming redeemable or the Rights Agreement again becoming amendable other than in accordance with this sentence.

The foregoing summary of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation and Rights Agreement filed herewith as Exhibits 3.5 and 4.1, respectively and incorporated herein by reference. Copies of these documents are also available free of charge from the Company.

Item 2. Exhibits.

The following exhibits are furnished or filed herewith.

Exhibit No.	Description
3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of Rubicon Technology, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on December 18, 2017)

4.1	Section 382 Rights Agreement, dated as of December 18, 2017, between Rubicon Technology, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on December 18, 2017)

SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 18, 2017	RUBICON TECHNOLOGY, INC.
(Registrant)

/s/ Timothy E. Brog
Name: Timothy E. Brog Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of Rubicon Technology, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on December 18, 2017)

4.1	Section 382 Rights Agreement, dated as of December 18, 2017, between Rubicon Technology, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on December 18, 2017)

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